January 30, 2024

Via EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Attention:	Catherine De Lorenzo
Pam Howell

Re:	Catcha Investment Corp Preliminary Proxy Statement on Schedule 14A Filed January 19, 2024 File No. 001-40061

Dear Ms. De Lorenzo and Ms. Howell:

On behalf of Catcha Investment Corp (the “Company”), we are hereby responding to the letter dated January 29, 2024 (the “Comment Letter”) and comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) raised during a conversation between members of the Staff and the undersigned on January 30, 2024 (the “Conversation”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on January 19, 2024 (the “Preliminary Proxy Statement”). In response to the Comment Letter and the Conversation with respect to the Preliminary Proxy Statement, the Company is publicly filing its Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission today.

Per the Conversation, the Company has updated all references to the proposed rules in the Revised Preliminary Proxy Statement to reflect the adoption by the Commission of the final rules on January 24, 2024.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that the company’s Class A shares are listed on the New York Stock Exchange. We also note that you are proposing to extend the time period to complete a business combination for up to 39 months from the closing of your initial public offering. The NYSE Rule 102.06 requires that a special purpose acquisition company complete a business combination within 36 months. Please disclose that your proposal to extend your termination deadline beyond 36 months does not comply with this NYSE rule and describe the risks of your non-compliance with this rule, including that your shares may be subject to NYSE delisting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5, 9, 15, 23, and 30 of the Revised Preliminary Proxy Statement in response to the Staff’s comment. The Company further advises the Staff that the Company transferred the listing of its Class A ordinary shares from NYSE to NYSE American on March 28, 2023 and, therefore, is subject to Section 119(b) of the NYSE American Company Guide.

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Please direct any questions or further communications relating to the above to the undersigned at (617) 570-1067, Jeffrey Letalien at (212) 459-7203 or Audrey Leigh at (212) 459-7392. Thank you for your attention to this matter.

Very truly yours,
/s/ Jocelyn Arel
Jocelyn Arel

cc:	Patrick Grove, Catcha Investment Corp.
Jeffrey A. Letalien, Esq., Goodwin Procter LLP Audrey S. Leigh, Esq., Goodwin Procter LLP